

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 27, 2017

Via E-Mail
Sukhmanjit Singh
President and Director
Mikrocoze Inc.
1545 Crossways Blvd., Suite 250
Chesapeake, Virginia 23320-0210

> **Re:** **Mikrocoze Inc.**
> **Registration Statement on Form S-1**
> **Filed February 28, 2017**
> **File No. 333-216292**

Dear Mr. Singh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable.

2. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have no operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with an analysis explaining why you are not a shell company.

3. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no products, no arrangements for additional financing and nominal assets consisting only of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank

check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Prospectus Cover Page

4. We note disclosure that your shares will be offered for one hundred and twenty days from the prospectus effective date. We also note disclosure on page six in the Termination of the Offering section that in your discretion you may extend the offering for an additional 60 days. Please disclose here that in your discretion you may extend the offering for an additional 60 days to make your disclosure consistent.

Prospectus Summary, page 5

5. We note disclosure that your principal executive offices are in Virginia. We also note that Article I of your bylaws state that your principal office and place of business are located in India. Please clearly disclose here and in the business section where your business is located.

6. We note disclosure that you do not anticipate earnings revenues until such time as you enter into "commercial operation". Please revise to describe the meaning of "commercial operation" and discuss the timeframe in which you plan to enter into such commercial operation.

7. We note disclosure that you intend to use the net proceeds from this offering to operate your business only until Phase I of your operation. Please briefly explain the meaning of your Phases I-III here and provide a cross reference to the Development Program and Estimated Cost section, and discuss that the amount in this offering is not sufficient for you to begin operations and may not cover the costs of the offering.

8. Please disclose your anticipated expenditures over the next twelve months in this section.

9. We note your disclosure on page 10 that after this offering, Mr. Singh will own 66.67% of your common shares. Please disclose in this section, the percent of outstanding stock Mr. Singh will own upon the closing of the offering. Please also disclose that as a result, Mr. Singh is able to control all matters submitted to the shareholders for approval, as well as your management and affairs.

Risk Factors, page 7

We are an Early Stage Company . . ., page 7

10. We note the link to your website here and the websites containing statistics listed on page 19. Please clarify whether you intend to incorporate these websites and their contents into your prospectus. If this is not your intention, please state that the information that can be assessed through these websites is not part of the prospectus.

Our Ability to Sustain Our Business . . ., page 7

11. We note disclosure that Mr. Singh has verbally agreed to loan the company funds and as of November 30, 2016 has loaned you $1,961. Please file a written description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

12. We note your references to your anticipated operations of selling water here and on page 19, and disclosure on page 22 that you have to comply with FDA regulations regarding consumer beverages and labelling. Please revise to make the disclosure of your anticipated operations consistent throughout the registration statement including revising the Need for Government Approval for its Products and Services section on page 22 to reflect your anticipated operations.

Description of Business, page 17

13. We note disclosure that Mr. Singh has acted as a promoter. Please expand the disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

14. We note disclosure regarding your agreement with New Bharat Furniture House. Please describe the agreement including the term and whether there is a requirement that you have to purchase any products from them.

Plan of Distribution, page 25

15. We note disclosure that Mr. Singh will offer the shares of common stock on your behalf to friends, family members and business acquaintances. Please include such disclosure in this section and elaborate how investors will learn about the offering. For example, will Mr. Singh solicit investors through direct mailings and/or personal contacts? How would Mr. Singh identify those who might have an interest in purchasing shares of common stock?

<u>Rule 144 and Registration Agreements, page 27</u>

16. We note disclosure that you have 10,000,000 shares outstanding. Please revise your registration statement to make the number of shares outstanding consistent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
      Andrew Befumo, Esq.